SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Third Amendment Regarding Decision to Guarantee the Payment Obligation of a Third Party

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to further amend the Report of Foreign Private Issuer on Form 6-K/A furnished and amended by LG Display Co., Ltd. (the “Company”) to the Securities and Exchange Commission on April 27, June 29 and November 17, 2022 under the titles “Decision to Guarantee the Payment Obligation of a Third Party” (the “Original Report”), “Amendment Regarding Decision to Guarantee the Payment Obligation of a Third Party” (the “First Amended Report”) and “Second Amendment Regarding Decision to Guarantee the Payment Obligation of a Third Party” (the “Second Amended Report”) to provide information on additional creditor (The Toronto Dominion Bank) in an item numbered 2. appearing therein. The entirety of the Original Report, as amended by the First and Second Amended Report and hereby further amended by this Amended Report is set forth below:

1. Debtor: LG Display Vietnam Haiphong Co., Ltd.

a. Relationship to the Company: Subsidiary

2. Creditors: The Export-Import Bank of Korea, Australia and New Zealand Banking Group Limited, The Hongkong and Shanghai Banking Corporation Limited, Citibank Korea Inc., CaixaBank, S.A., UBS Switzerland AG and The Toronto Dominion Bank

3. Debt Amount: Korean Won (“KRW”) 1,870,650,000,000

4. Details of the Debt Guarantee

a. Amount of the Debt Guarantee: KRW 1,870,650,000,000

b. Total Equity of the Company: KRW 14,762,501,125,307

c. Debt Guarantee to Total Equity Ratio: 12.67%

d. Term of the Debt Guarantee: June 28, 2022 to July 31, 2029

5. Total Balance of the Company’s Existing Financial Guarantees: KRW 1,118,925,832,333

6. Resolution of Board of Directors

a. Date: April 26, 2022

b. Attendance of Outside Directors: 3 out of 4 outside directors

7. Remarks

a. The Company expects to guarantee (the “Debt Guarantee”) a certain payment obligation of the Company’s foreign subsidiary, LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”), in connection with borrowings by LGD Vietnam in the principal amount of U.S. Dollars (“USD”) 1,500,000,000, for the purpose of expanding the Company’s OLED business.

b. Of the total principal amount of the borrowings set forth in the item numbered 7.a. above, the identity of the creditor with respect to the principal amount of USD 500,000,000 is not confirmed as of the date hereof.

c. The KRW amounts set forth in Paragraphs “3. Debt Amount,” “4. Details of the Debt Guarantee” and “5. Total Balance of the Company’s Financial Guarantees” above have been translated from USD at the market exchange rate in effect on April 26, 2022 (USD 1 to KRW 1,247.10).

d. The amount set forth above in Paragraph “4.b. Total Equity” is based on the Company’s consolidated financial statements as of December 31, 2021.

e. The period set forth in Paragraph “4.d. Term of the Debt Guarantee” above reflects the period from the date of the agreement to the date of repayment of the principal amount of the borrowings under the Debt Guarantee.

f. The amount set forth in Paragraph “5. Total Balance of the Company’s Financial Guarantees” above does not include the newly guaranteed amount under the Debt Guarantee.

g. The Company expects to enter into certain debt guarantee agreements with LGD Vietnam (the “Debt Guarantee Agreements”), under which the Company expects to receive an aggregate fee of approximately USD 24.51 million from LGD Vietnam during their term. The fee is subject to change based on applicable interest rates and market conditions.

h. The Company expects to enter into the Debt Guarantee Agreement(s) relating to the principal amount of USD 500,000,000 sometime in 2023.

i. The information set forth below in “Selected Financial Information of LGD Vietnam” is based on LGD Vietnam’s financial statements as of and for the year ended December 31, 2021.

j. The KRW amount set forth below in “Total Balance of the Company’s Financial Guarantees by Debtor” has been translated from USD at the market exchange rate in effect on April 26, 2022 (USD 1 to KRW 1,247.10), the date of the resolution of the board of directors.

k. The Company’s audit committee is solely comprised of outside directors. Three members of the audit committee attended the meeting of the Board of Directors held on April 26, 2022.

Selected Financial Information of LGD Vietnam

(in millions of KRW)

	December 31, 2021	December 31, 2020	December 31, 2019
Total Assets	4,093,339	3,319,103	3,367,337
Total Liabilities	3,148,557	2,708,904	2,878,707
Total Shareholders’ Equity	944,782	610,199	488,630
Total Equity	672,658	672,658	672,658
Sales	2,592,983	1,829,840	1,261,053
Net Loss	270,441	164,533	(253,694)

Total Balance of the Company’s Financial Guarantees by Debtor

Debtor	Relationship to the Company	Balance of debt guarantee	Term of debt guarantee
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 249,420,000,000	March 7, 2017 to February 29, 2024
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 93,532,500,000	March 12, 2018 to April 13, 2023
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 96,996,665,697	March 29, 2018 to April 25, 2025
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 436,485,000,000	April 23, 2018 to May 22, 2025
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 117,781,666,636	September 19, 2019 to September 18, 2024
LG Display Vietnam Haiphong Co., Ltd.	Subsidiary	KRW 124,710,000,000	March 23, 2022 to March 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: December 30, 2022	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division